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A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

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May 27, 2005

Direct Dial (202) 955-8593	Client Matter No. C 66460-00010
Fax No. (202) 530-9598

VIA EDGAR AND HAND DELIVERY

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  NeuStar, Inc.
  Amendment No. 2 to Form S-1
  Filed May 11, 2005
  File No. 333-123635

Dear Mr. Spirgel:

        Reference is made to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated May 20, 2005, setting forth comments to Amendment No. 2 to the registration statement on Form S-1 ("Amendment No. 2") filed by NeuStar, Inc. ("NeuStar" or the "company") on May 11, 2005. Set forth below are the Staff's comments, indicated in bold, and the company's responses.

        On behalf of the company, we are filing herewith Amendment No. 3 to the registration statement on Form S-1 ("Amendment No. 3"). We are also providing to the Staff two unmarked copies of Amendment No. 3 and two copies of Amendment No. 3 that are marked to show changes from Amendment No. 2. Unless otherwise indicated, all references to page numbers are to the marked Amendment No. 3 provided herewith.

        This response letter has been filed via EDGAR, tagged as "CORRESP." The attachments to this letter have not been provided via EDGAR. Instead, the company will deliver an original of this letter, along with all attachments, via hand delivery.

Prospectus Cover Page

1.
Please confirm that all of the listed underwriters are lead or managing underwriters within the meaning of Item 501(b)(8) of Regulation S-K.

    The company confirms that all of the underwriters listed on the prospectus cover page are lead or managing underwriters within the meaning of Item 501(b)(8) of Regulation S-K.

Summary, page 1

2.
We note your response to our prior comment 8 that you are "in the unique position of being the only provider of certain types of services" and that "the telecommunications industry. .. requires that there be an authoritative source for the information that the company manages." Please disclose this in the forefront of your summary in order to provide additional context with regard to your use of the terms "authoritative directories" and "authoritative provider."

    The summary has been revised to include the requested disclosure.

Risk Factors, Page 9

    Security breaches could result in an interruption of service.. .., page 9

3.
We note your revisions in response to prior comment 12. Please tell us in your response letter what consideration you gave to adding a specific example of how your business has been impacted by security breaches. We continue to believe that this would assist investors in assessing the magnitude of the risk. Please also consider adding similar disclosure throughout this section.

    The company has advised us that it has developed and implemented extensive security measures to avoid a security breach of its systems and, as a result, it has not experienced any such security breach to date. Were a security breach to occur, however, the consequences could have a dramatic impact on the company, as is currently described in more detail in the relevant risk factor. The company believes that including language about the absence of a security breach to date would diminish the magnitude of this risk inappropriately.

    Our seven contracts with North American Portability Management.. .., page 11

4.
We note your response to our prior comment 15. Please provide a cross-reference to your discussion of the December 2003 amendments.

    Page 11 has been revised to include the requested disclosure.

Management's Discussion and Analysis, page 30

5.
We note your response to comment 21. Please provide an estimate of these additional general and administrative expenses.

    Page 36 has been revised to include the requested disclosure.

6.
We note your response to comment 22; however, we do not see the added disclosure within the liquidity and capital resources section describing the recapitalization and how it will impact your net tangible book value, financial position and future results of operations. Please clarify for us in your response letter where this added disclosure is located within your filing. Otherwise, include it within your next amendment.

    Page 47 has been revised to include the requested disclosure.

7.
We note your response to comment 23; however, we still believe that further disclosure is necessary in order to provide a clear picture of your results of operations. Please revise your revenue results of operations discussion as follows:

  •
  On page 56 of your document, you disclose your infrastructure and other services in more detail than you do within management's discussion and analysis. To the extent possible, expand your disclosure to discuss the change in revenue associated with each of these infrastructure and other sub-services discussed on page 56.

  •
  Clearly disclose and quantify each material factor that contributed to the change in each revenue category.

  •
  Provide insight into the underlying business drivers or conditions that contributed to these changes.

    Please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/ rules/interp/33-8350.htm.

    The company has considered the Staff's concern that the disclosure on page 56 of Amendment No. 2 discusses infrastructure and other services in more detail than within management's discussion and analysis. The company's discussions on pages 56 and 57 were intended to convey a clear understanding of the particular applications that its customers might have for its network management services. Although the company monitors the trends in the markets and engages in discussions with its customers to keep apprised of and attempt to understand the drivers for its network management services, the company's accounting system does not separately track, and the company does not separately account for, revenue generated by a customer's particular uses of the company's network management services. Therefore, the company could not reliably allocate revenue generated by a customer's use of its network management services among these various possible uses. To eliminate any confusion on this point, the company has revised the disclosure on page 58 to remove the separate discussion of these customer uses.

    In light of the above, and mindful of its responsibilities under Item 303 of Regulation S-K, the company has reviewed its disclosure in management's discussion and analysis and revised its disclosure in this section. With these revisions, the company believes that the disclosure in management's discussion and analysis achieves the goals of Item 303 of Regulation S-K, consistent with the guidance in the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations. The company believes that its disclosure in management's discussion and analysis provides an investor with a clear and straightforward description of the company's revenue while avoiding the "unnecessary information overload" that would not promote investor understanding. In its discussion of its results of operations, the company has concisely described the drivers of change in each revenue category and, as appropriate, has briefly described the industry trends that have driven such change.

    In addition, the company carefully considered how to provide an investor with meaningful insight into the underlying business drivers or conditions that contributed to changes in its revenue. On pages 35 to 36, the company discusses these drivers in detail under the heading "Current Trends Affecting Our Results of Operations." As discussed under that heading, there are trends in the industry that drive revenue in multiple revenue categories for the company. Taken as a whole, the company believes that its management's discussion and analysis provides meaningful disclosure on these underlying business drivers and conditions.

Financial Statements

    Report of Independent Registered Public Accounting Firm, page F-2

8.
Please have your auditor remove the legend from the bottom of its report and complete the date with respect to note 19. Your auditor should make similar revisions to its consent. Please include a copy of the clean report and consent in an amendment to your Form S-1 filed prior to making your request for effectiveness.

    The company will file one or more future amendments to the registration statement that will include a clean report and consent from the company's auditor. The company will not request effectiveness prior to making these changes.

    Consolidated Statements of Operations, page F-5

9.
We refer to your responses to comment 41. In addition to including the caption "exclusive of depreciation and amortization", please also include the amount of depreciation and amortization that is excluded from cost of revenue. If the entire amount of depreciation and amortization is related to property and equipment directly attributable to the generation of revenue, please revise your caption to state "excluding depreciation and amortization shown below".

    Pages 7, 28, 37, 40, 43, 46, F-5 and F-39 have been revised to reflect the requested disclosure.

    Note 2. Summary of Significant Accounting Policies

    Unaudited Pro Forma Financial Information, pages F-9 and F-42

10.
We note your response to comment 42 and your disclosure in note 19 to the consolidated financial statements. Please also include a caption besides the common stock line item in your consolidated balance sheet that refers to note 19 so as to indicate that the balance sheet reflects the 1.4 to 1 stock split. Refer to SAB Topic 4C for guidance.

    Pages F-4 and F-38 have been revised to include the requested disclosure.

11.
We note from your response to comment 43 that you revised your discussion to disclose the amount of accrued and unpaid dividends at December 31, 2004 and its location on the balance sheet. Please also disclose the amount of accrued and unpaid dividends as of March 31, 2005 in your "Unaudited Pro Forma Financial Information" note on page F-42.

    Page F-42 has been revised to include the requested disclosure.

12.
Further, in your next amendment, remove the reference to the "unaudited pro forma balance sheet information as of December 31, 2004" in your disclosure on page F-9 since you do not present pro forma balance sheet information as of December 31, 2004.

    The reference to the "unaudited pro forma balance sheet information as of December 31, 2004" has been removed from page F-9.

13.
In addition, please explain to us in your response letter why you do not display a pro forma column in the asset section of your balance sheet as of March 31, 2005. We believe this is appropriate given that the payment of the accrued and unpaid dividends will have the pro forma effect of reducing the cash and cash equivalents balance.

    Page F-37 has been revised to include the requested disclosure.

    Revenue Recognition, page F-13

14.
In your response to comment 47, you indicate that you recognize revenue under your contract to serve as the North American Numbering Plan Administrator using the proportional performance method and the straight-line basis. Please clarify in your response letter which revenue recognition method you use and why you believe it is appropriate.

    Paragraphs 11 through 13 of the FASB Invitation to Comment, Accounting for Service Contracts (the "Invitation to Comment"), discuss the application of the proportional performance method. Under Paragraph 13 of the Invitation to Comment, for a service transaction that involves an unspecified number of identical or similar acts with a fixed period for performance, revenue should be recognized on the straight line method. The company believes that the straight-line method is an application of the proportional performance method under the Invitation to Comment.

    The company believes its services under its contract to serve as the North American Numbering Plan Administrator (the "NANPA Contract") are similar in nature (assignment and allocation of telephone numbers); and, they are dependent upon the requests received and are therefore unspecified in number. Further, the company's services under the NANPA Contract are provided over a fixed contractual period. Based on the foregoing, the company continues to believe that its revenue recognition policy for services provided under the NANPA Contract is consistent with the guidance in Paragraph 13 of the Invitation to Comment and in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition.

15.
We refer to your response to comment 48. Based on your description of the services you provide under the National Pooling Administrator contract, it is unclear to us why you consider these services to be specified in number. Please clarify for us in your response letter. In addition, provide us in your response letter with the amount of revenue recognized from this contract each year from the time of its inception through 2004.

    The company considers its services provided under the contract to serve as the National Pooling Administrator (the "Pooling Contract") to be specified in number as such services are provided pursuant to detailed contractual terms. The contract contains various contract line item numbers ("CLINs") that detail each aspect of service to be provided from the initial design of the system to the maintenance of the system. The company believes these services are not dependent upon an outside triggering event and are therefore not unspecified in number. As the services provided under the contract are specified in number and dissimilar in nature, revenue is recognized based on the ratio of direct costs incurred to total estimated direct costs plus a pro rata amount of the negotiated fee, consistent with the guidance in the Invitation to Comment.

    Further, under the Invitation to Comment, revenue should be recognized based on performance as performance determines the extent to which the earnings process is complete. The company believes that performance under the Pooling Contract occurs continuously throughout the course of the contract. The outputs delivered under the Pooling Contract are the various design, development, implementation, testing and maintenance services provided. As a result, the company believes that the best measure of performance under the Pooling Contract is the incurrence of costs. The Invitation to Comment supports this view stating that "generally there is a close correlation between the amount of direct costs incurred and the extent of performance achieved." Therefore, the company believes that the proportional performance method using a ratio of direct costs incurred to total estimated direct costs is appropriate.

    The company does not believe that the completed performance method under the Invitation to Comment is appropriate for recognizing revenue under the Pooling Contract as there is no final act which comprises a significant portion of the services in relation to the contract as a whole. Performance occurs continuously throughout the contract and not upon the execution of a significant final act.

    The company notes that the various CLINs under the Pooling Contract are subject to cost maximums. The company does not believe that the recognition of the maximum under a specific CLIN using a straight line method is appropriate as it could result in the over recognition of income if costs are incurred below the maximum. In that regard, the company notes that all costs incurred to date under the completed CLINs have been below the maximums.

    Revenue recognized under the Pooling Contract for the years ended December 31, 2001 (inception), 2002, 2003 and 2004 was $1.8 million, $2.8 million, $3.0 million and $3.4 million, respectively. Further, the company notes that revenue recognized under the Pooling Contract related to the initial design, development, implementation and testing of the system aggregated approximately $2.4 million and was recognized from July 2001 to March 2002. Revenue recognized related to the subsequent operation of the system has been relatively stable.

16.
Further, we note on page F-14 that you added the disclosure "System enhancements are provided under cost-plus contracts utilizing the proportional performance method". Please tell us in your response letter your GAAP basis for recognizing this revenue using the proportional performance method. Explain to us in more detail the nature of these services and why you consider them to be specified in number.

    Periodically, the company is engaged by North American Portability Management, LLC ("NAPM") to design and develop functionality upgrades to its clearinghouse. The company separately negotiates the terms under which it provides these services to NAPM. These terms specify the functionality to be provided as well as implementation and testing.

    The company considers its services provided under the system enhancement agreements to be specified in number as such services are provided pursuant to detailed contractual terms. The company believes these services are not dependent upon an outside triggering event and are therefore not unspecified in number. As the services provided under the contract are specified in number and dissimilar in nature, revenue is recognized based on the ratio of direct costs incurred to total estimated direct costs plus a pro rata amount of the negotiated fee, consistent with the guidance in the Invitation to Comment.

    Further, under the Invitation to Comment, revenue should be recognized based on performance as performance determines the extent to which the earnings process is complete. The company believes that performance under the system enhancement agreements occurs continuously throughout the course of the agreement. The outputs delivered under the agreement are the functionality upgrade services provided. As a result, the company believes that the best measure of performance under the system enhancement agreements is the incurrence of costs. Therefore, the company believes that the proportional performance method using a ratio of direct costs incurred to total estimated direct costs is appropriate.

    The company does not believe that the completed performance method under the Invitation to Comment is appropriate for recognizing revenue under the system enhancement agreements as there is no final act which comprises a significant portion of the services in relation to the agreement as a whole. Performance occurs continuously throughout the agreement and not upon the execution of a significant final act.

    The company does not believe that it would be possible to utilize a straight-line methodology to recognize revenue under the system enhancement agreements as the total contract value is not known and is dependent upon costs incurred.

    Revenue recognized under system enhancement agreements for the years ended December 31, 2002, 2003 and 2004 was $5.1 million, $3.1 million, and $0 million, respectively.

    Significant Contracts, page F-14

17.
Explain in the paragraph bridging pages F-14 and F-15 how you account for the RRC fee, and advise us in detail in your response letter.

    Page F-15 has been revised to include the requested disclosure regarding the accounting treatment of the RRC fee. The company has advised us that, in the event that the company applied all or any portion of the RRC fee to cover a delinquent account, it would write off the bad account by crediting accounts receivable, and would debit the RRC fee reserve account contained within accrued expenses on the consolidated balance sheet.

    Note 16. Stock Option Plans, page F-32

18.
We refer to your response to comment 57. In your next amendment, please include this disclosure or similar disclosure within your stock option footnote. Confirm to us in your response letter that this information has been adjusted for the stock split. Also, tell us the anticipated offering price range for your common stock.

    Pages F-34 and F-47 have been revised to include the requested disclosure. In this response, Amendment No. 2 and Amendment No. 3, the company has expressed all common stock share and per share information giving retroactive effect to the 1.4-for-1 split of the company's common stock for all periods presented.

    The company has advised us that, although the definitive offering price range has not yet been determined, the anticipated initial public offering price range for its Class A common stock is between $18.00 and $20.00 per share.

    We previously described the company's valuation methodology to determine the fair value of its common stock in connection with stock option grants in our response to Comment 57 of the Staff's letter dated April 28, 2005. In light of the anticipated initial public offering price range, the company would like to supplement the previous response with additional detail concerning the factors considered by the company in determining such fair value.

    The following table sets forth a chronological summary of all common stock option grants since March 31, 2004:

Grant Date	Number of Options Granted	Exercise Price
June 22, 2004	2,369,554	$6.25
November 18, 2004	613,619	$8.39
February 15, 2005	341,844	$10.86

    In 2001, the company initiated a formal process of performing contemporaneous valuations of its common stock in connection with the issuance of stock options. The company believes that its series of periodic contemporaneous valuations represents the most relevant and reliable determination of fair value as of the applicable grant date. A contemporaneous valuation is more relevant and reliable than a retrospective valuation because the conditions and expectations that exist at the valuation date are not biased by hindsight, unlike retrospective valuations. The following discussion outlines the formal contemporaneous valuation methodology used by the company since 2001. As previously described in the response letter submitted on behalf of the company, dated May 10, 2005, this contemporaneous valuation was prepared by the company's VP of Finance, reviewed by the company's Chief Financial Officer and approved by the company's board of directors. To calculate the fair value of its common stock, the company used the following methodology:

  •
  Income Approach: The company performs a discounted cash flow analysis using the company's projected three-year unlevered free cash flows and the terminal value of the third year's projected pretax earnings. To address the uncertainty of the projections, a range of multiples is used to determine the terminal value of the third year's pre-tax earnings. The sum of the present value of this calculated terminal value and the present value of the unlevered free cash flows is then used to calculate an implied enterprise value. The company applies the appropriate discount rate to the terminal value and the unlevered free cash flows used in the analysis. In turn, the implied enterprise value, net of cash and cash equivalents and debt, provides an implied equity value, which is then used to determine an implied share price.

  •
  Market Approach: The company compares itself with a peer group based on business models, industry focus, and strategic visions. The company bases the fair value measurement on what other similar enterprises indicate the value to be. The company's VP of Finance uses financial statement metrics such as price to earnings, market value of invested capital to earnings before interest and taxes and market value of invested capital to revenue to determine a share price.

    Fair value is determined by weighting the values produced by the company's income approach and market approach. When the company has achieved a significant milestone or the peer group comparables experience perceived short-term fluctuations, a premium or discount is applied to the weighted price, with the resulting figure representing fair value of the company's common stock.

    The company believes that the methodology outlined above is in accordance with the American Institute of Certified Public Accountants' Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

    Set forth below is a discussion of the supplemental information used by the company's VP of Finance, Chief Financial Officer and board of directors to determine the fair market value of the company's common stock on each grant date (or modification date) since March 31, 2004.

        Options Granted On June 22, 2004

    The fair value of the common stock underlying 2,369,554 options granted to employees on June 22, 2004 was determined to be approximately $6.25. This value was determined based on the valuation approaches described above. The following factors were considered in determining the fair value of the company's common stock:

  •
  Business momentum: As of June 30, 2004, the company had generated operating profits for six consecutive quarters and had fully utilized its federal net operating loss carryforwards. Based on this historical performance, the company increased its projections of future earnings and free cash flows, which were then used in the company's discounted cash flow analysis. The company projected revenue to grow at a rate in excess of 30%.

  •
  Milestone: The company successfully launched its next generation clearinghouse. As a result, the company became able to offer a large range of services, resulting in an increase in projected earnings and free cash flows.

  •
  Liquidity: Following the company's calculation of fair value in accordance with the valuation methodology described above, the company applied a 5% discount to the calculated fair value because there was no avenue for the company securities to be sold due to the requirement for the company to obtain approval from the Federal Communications Commission ("FCC") prior to proceeding with certain transactions, including an initial public offering.

  •
  Peer Group Performance: Members of the peer group showed improvement in their revenue and earnings ratios, which resulted in higher valuations under the company's market approach methodology.

        Options Granted On November 18, 2004

    The fair value of the common stock underlying 613,619 options granted to employees on November 18, 2004 was determined to be approximately $8.39. This value was determined based on the valuation approaches described above. The following factors were considered in determining the fair value of the company's common stock:

  •
  Business momentum: Year-to-date operating results for 2004 exceeded expectations. As a result, the company increased its projections of 2004 annual revenue from $148 million to $158 million, which increased the future earnings and free cash flows figures used in the company's discounted cash flow analysis. The company projected revenue to grow at a rate in excess of 39%.

  •
  Milestone: The company received a safe harbor order granting approval from the FCC on August 23, 2004 to allow the company to proceed with certain transactions, including an initial public offering, without prior commission approval. As a result, the company applied a 15% premium to the calculated fair value in large part due to the company's improved ability to access the capital markets and provide liquidity to its existing stockholders.

  •
  Peer Group Performance: Members of the peer group showed a decline in their revenue and earnings ratios. Because the company perceived these declines as short-term in nature and not reflective of the company's long-term prospects, the company increased the weighting given to the valuation determined under its income approach and reduced the weighting given to the valuation determined under its market approach to determine the fair value of its common stock.

        Options Granted On February 14, 2005

    The fair value of the common stock underlying 341,844 options granted to employees and non-employees on February 14, 2005 was determined to be approximately $10.86. This value was determined based on the valuation approaches described above. The following factors were considered in determining the fair value of the company's common stock:

  •
  Business momentum: Year-to-date operating results for 2005 exceeded expectations. As a result, the company increased its projections for current and future years' pre-tax earnings and unlevered free cash flows used in the company's discounted cash flow analysis.

  •
  Milestone: The company selected a team of investment banks to underwrite its initial public offering on February 14, 2005. Following the selection of investment banks, senior management of the company engaged in preliminary discussions with the underwriters concerning an enterprise value for the company. Based on its preliminary discussions with the underwriters, the company increased each of the multipliers in the range that were used in its discounted cash flow analysis. However, beyond that, the company did not assign significant weight to the indications of the company's enterprise value communicated by the underwriters through this selection process due to the relatively early stage of these discussions and because the underwriters had not yet performed due diligence on the company's financial projections. At the time, the company believed that there were a number of events or other circumstances that could have occurred or arisen that would have delayed or resulted in an unsuccessful initial public offering. These subsequent events and circumstances included customer due diligence, business due diligence, public company readiness activities and the potential for disruption to the company's operations during the quiet period.

        Modification of Options During March 2005

    On March 15, 2005, an employee of the company changed status from employee to consultant. As a result of this change in status, the company was required to measure then-current fair value of this employee's options as of the date of such employee's change of status. In addition, on March 18, 2005, the company accelerated the vesting of 102,000 options issued to non-employees. Because of this change in vesting, the company was again required to measure the then-current fair value of the unvested options on the date such options were accelerated.

    Based on the successful underwriter due diligence sessions and the company's advancement in the IPO process, the company believed that the enterprise valuations communicated by the underwriters during the selection process, which were generally affirmed in informal feedback from the underwriters following their due diligence sessions, were the most credible measure for fair value of the company's common stock. At that time, the price range used by the underwriters in their preliminary discussions with the company was $17.00 to $19.00. On that basis, the company's Chief Financial Officer concluded that the fair value of the company's common stock had increased to $18.00 (the mid-point of that range).

19.
Please file or provide us with the draft legality opinion and underwriters' agreement as well as a copy of the stockholders' agreement so that we may have time to review them prior to effectiveness.

    Attached under Tabs A and B of the supplemental materials submitted to the Staff with this letter are drafts of the legality opinion and stockholders agreement, respectively. The company will provide the underwriting agreement in its next filing or on a supplemental basis.

Additional Supplemental Materials

        In the previous response letter submitted on behalf of the company, dated May 10, 2005, I stated that the company would provide to the Staff under separate cover drafts of the material that will be distributed to potential recipients of directed shares. Attached under Tab C of the supplemental materials submitted to the Staff with this letter are drafts of the material that will be distributed to potential recipients of directed shares.

* * * *

        We appreciate this opportunity to provide our views to the Staff. If you wish to discuss any of the foregoing comments, please call me at (202) 955-8593 or Denis Curran at (202) 955-8520.

Very truly yours,
/s/ Stephen I. Glover Stephen I. Glover
SIG/aw
Attachment(s)
cc:
Jeffrey E. Ganek
NeuStar, Inc.

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